Exhibit (a)(1)(C)

EMAIL SENT FROM WALLY RHINES ON JANUARY 6, 2010

I am pleased to announce that tomorrow we will commence the voluntary stock option exchange program approved by our shareholders on December 14, 2009. This program will give eligible employees a one-time opportunity to surrender certain outstanding stock options in exchange for a lesser amount of new restricted stock units (RSUs). An RSU is a right to receive a share of Mentor common stock on the vesting date without paying any purchase price. The number of new RSUs granted will be determined according to exchange ratios contained in the tender offer document that is being filed with the Securities and Exchange Commission (SEC) today. This is a voluntary program – eligible employees will make their own choice to participate.

Eligibility criteria are explained in detail in the tender offer document which is also posted on the internal Stock Option Exchange page on Mentorweb at http://inside.mentorg.com/hr/stock-option-exchange-program. In general, the program is open to current employees (other than executive officers who are subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934) who hold stock options with an exercise price equal to or greater than $11.00. Employees in Canada, China, Denmark, Netherlands and Russia are not eligible due tax, regulatory or other implications that are inconsistent with Mentor’s compensation policies and practices.

Eligible employees who wish to participate must make their elections before the offer expiration deadline of 5:00 p.m. Pacific Standard Time on February 5, 2010.

Eligible employees will receive an email signifying the opening of the tender offer period for the stock option exchange program. This email will contain the option exchange program website address for participation and your personal login information.

The option exchange program website provides:

•	Information on how to participate in the exchange program
•	Personal eligible stock option summary
•	Stock option exchange information by grant
•	A breakeven calculator
•	Links to supporting documents

Additionally, the internal Stock Option Exchange page on Mentorweb (http://inside.mentorg.com/hr/stock-option-exchange-program) includes:

•	A copy of the Tender Offer (Schedule TO)
•	Frequently Asked Questions (“FAQ”)
•	The original letter announcing the Special Shareholder Meeting on December 14, 2009

Please note, no one from Mentor Graphics is, or will be, authorized to provide you with advice, recommendations or additional information regarding your participation in the program. Eligible employees should carefully review those materials to make an informed decision whether to participate.

Warm regards,

Wally Rhines

Chairman and CEO